Exhibit 3.1

BRIGGS & STRATTON CORPORATION

AMENDMENT TO BYLAWS

ADOPTED AUGUST 8, 2012

Article VIII of the Bylaws is amended and restated in its entirety to read as follows:

ARTICLE VIII. INDEMNIFICATION

8.01 Mandatory Indemnification of Directors and Officers. To the fullest extent permitted or required by the Statute, the Corporation shall indemnify a Director or Officer against all Liabilities incurred by or on behalf of such Director or Officer in connection with a Proceeding in which the Director or Officer is a Party because he or she is a Director or Officer.

8.02 Indemnification for Successful Defense. Within twenty (20) days after receipt of a written request, the Corporation shall indemnify a Director or Officer, to the extent he or she has been successful on the merits or otherwise in the defense of a Proceeding, for all reasonable Expenses incurred in the Proceeding if the Director or Officer was a Party because he or she is a Director or Officer of the Corporation.

8.03 Process for Obtaining Indemnification, Payment or Reimbursement.

(a) In cases not included under Section 8.02, a Director or Officer who seeks indemnification under Section 8.01 shall make a written request therefor to the Corporation. Within 30 days of the Corporation’s receipt of such request, the Corporation shall pay or reimburse the Director or Officer for the entire amount of Liabilities incurred by the Director or Officer in connection with the subject Proceeding (net of any Expenses previously advanced pursuant to Section 8.06 and any Expenses previously paid or reimbursed under Section 8.07) unless either:

(i)	within such 30-day period, a Disinterested Quorum, by a majority vote thereof, determines that the Director or Officer requesting indemnification engaged in conduct constituting a Breach of Duty; or

(ii)	a Disinterested Quorum cannot be obtained.

If indemnification of the requested amount of Liabilities is paid by the Corporation, then it shall be conclusively presumed for all purposes that a Disinterested Quorum has affirmatively determined that the Director or Officer did not engage in conduct constituting a Breach of Duty.

(b) If a Disinterested Quorum determines pursuant to Section 8.03(a)(i) that the Director or Officer requesting indemnification engaged in conduct constituting a Breach of Duty or a Disinterested Quorum cannot be obtained, then (i) whether the Director’s or Officer’s conduct constituted a Breach of Duty and, therefore, whether indemnification should be denied shall be determined under Section 8.05 and (ii) the Board or a Disinterested Quorum shall contemporaneously with such determination under Section 8.03(a)(i) or, if a Disinterested Quorum cannot be obtained, not later than the final day of the 30-day period specified in Section 8.03(a), authorize by resolution that an Authority determine, as provided in Section 8.05, whether the Director’s or Officer’s conduct constituted a Breach of Duty and, therefore, whether indemnification should be denied hereunder. If neither the Board nor a Disinterested Quorum authorizes an Authority to determine the Director’s or Officer’s right to indemnification hereunder in accordance with Section 8.05, then it shall be conclusively presumed for all purposes that a Disinterested Quorum has affirmatively determined that the Director or Officer did not engage in conduct constituting a Breach of Duty and the Corporation shall pay or reimburse the Director or Officer for the entire amount of Liabilities incurred by the Director or Officer in connection with the subject Proceeding (net of any Expenses previously advanced pursuant to Section 8.06 and any Expenses previously paid or reimbursed under Section 8.07).

8.04 Nonduplication. The Corporation shall not indemnify a Director or Officer under Sections 8.01 to the extent the Director or Officer has previously received indemnification or advancement of Expenses from any person, including the Corporation, in connection with the same Proceeding. However, the Director or Officer has no duty to look to any other person for indemnification.

8.05 Determination by Authority of Right to Indemnification or Advancement.

(a) Unless otherwise provided by the Articles of Incorporation or by written agreement between the Director or Officer and the Corporation, if a request for indemnification pursuant to Section 8.03, or a request for advancement of Expenses pursuant to Section 8.06, is not paid in full by the Corporation or on its behalf within the timeframes specified therein, including as a result of a Disinterested Quorum determining pursuant to Section 8.03(a)(i) that the Director or Officer requesting indemnification engaged in conduct constituting a Breach of Duty or as a result of the fact that a Disinterested Quorum cannot be obtained, then the Director or Officer requesting indemnification or advancement shall have the absolute right exercised in his or her sole discretion to select one of the following as an Authority to determine his or her entitlement to such indemnification or advancement, which selection the Director or Officer shall make within the 30 days immediately following the denial of payment or the deadlines specified in Sections 8.03 or 8.06, as applicable, whichever is later:

(i)	An independent legal counsel; provided that such counsel shall be mutually selected, within ten business days after the Director or Officer selects an independent legal counsel as the Authority, by mutual agreement of such Director or Officer, on the one hand, and by a majority vote of a Disinterested Quorum or if a Disinterested Quorum cannot be obtained, then by a majority vote of the Board, on the other hand; provided further that neither the Director or Officer nor the Disinterested Quorum or the Board shall unreasonably withhold his, her or its agreement to the selection of such counsel;

(ii)	A panel of three (3) arbitrators selected from the panels of arbitrators of the American Arbitration Association in Wisconsin consisting of one arbitrator selected by a majority vote of a Disinterested Quorum or, if a Disinterested Quorum cannot be obtained, then by a majority vote of the Board, one arbitrator selected by the Director or Officer seeking indemnification and one arbitrator selected by the two (2) arbitrators previously selected; or

(iii)	A court under Section 8.09.

(b) In any such determination by the selected Authority there shall exist a rebuttable presumption that the Director’s or Officer’s conduct did not constitute a Breach of Duty and that indemnification against the requested amount of Liabilities is required. The burden of rebutting such a presumption shall be by clear and convincing evidence and shall be on the Corporation or such other party asserting that such indemnification should not be allowed.

(c) If the Authority is not a court of competent jurisdiction, then within 30 days of being selected, the Authority shall make its determination and submit a written opinion of its determination simultaneously to both the Corporation and the Director or Officer.

(d) If the Authority determines that indemnification or advancement of Expenses is required hereunder, then the Corporation shall pay or reimburse the entire requested amount of Liabilities (net of any Expenses previously advanced pursuant to Section 8.06 or previously paid or reimbursed under Section 8.07) or the entire requested amount of Expenses, as the case may be, including interest thereon at a reasonable rate, as determined by the Authority, within ten days of receipt of the Authority’s opinion; provided, that, in the case of a request for indemnification only, if it is determined by the Authority that a Director or Officer is entitled to indemnification against Liabilities incurred in connection with some claims, issues or matters, but not as to other claims, issues or matters, involved in the subject Proceeding, then the Corporation shall be required to pay or reimburse (as set forth above) only the amount of such requested Liabilities as the Authority shall deem appropriate in light of all of the circumstances of such Proceeding. The Corporation shall also pay all Expenses incurred in the determination process under (a) by either the Corporation or the Director or Officer, including, without limitation, all Expenses of the selected Authority and all Expenses relating to entering a judgment in any court of competent jurisdiction.

(e) A determination by the Authority that indemnification or advancement of Expenses is required hereunder shall be binding upon the Corporation. No prior determination by a Disinterested Quorum that the Director or Officer engaged in a Breach of Duty, or failure to make a determination, shall create a presumption that the Director or Officer engaged in a Breach of Duty. Judgment upon the determination by the Authority may be entered in any court of competent jurisdiction.

8.06 Advancement of Expenses. Within ten (10) days after receipt of a written request by a Director or Officer who is a Party to a Proceeding, the Corporation shall pay or reimburse his or her reasonable Expenses as incurred by or on behalf of the Director or Officer if the Director or Officer provides the Corporation with all of the following:

(a) An executed written certificate affirming his or her good faith belief that he or she has not engaged in conduct that constitutes a Breach of Duty in connection with the claims, issues or matters involved in the subject Proceeding in connection with which the Expenses are incurred; and

(b) An unsecured executed written agreement to repay any advances made under this Section 8.06 to the extent that it is ultimately determined by an Authority (which determination, in the case of a determination by a court of competent jurisdiction, is a final adjudication from which there is no further right to appeal) that he or she is not entitled to be indemnified by the Corporation for such Expenses; provided that, for this purpose, if the Director or Officer does not make a request for indemnification pursuant to Section 8.03 within the 120 days immediately following the completion of the Proceeding to which such advances relate insofar as the Director or Officer is concerned, then the Director or Officer shall be deemed to have made such a request on the 120th day after the completion of the Proceeding and a determination shall be made pursuant to Section 8.03, whether the Director’s or Officer’s conduct constituted a Breach of Duty and, therefore, whether he or she is not entitled to be indemnified by the Corporation for such Expenses, and if Section 8.05 applies and the Director or Officer does not select an Authority pursuant to Section 8.05(a) within the 30-day period specified therein, then the Corporation may select the Authority by written notice to the Director or Officer.

For the avoidance of doubt, if the above provisions are satisfied by the furnishing of instruments that on their face comply with the requirements of this Section 8.06, then the Corporation shall be obligated to make the payments and reimbursements specified in this Section 8.06 regardless of any determination by, or belief of, the Corporation, the Board or any of the Directors questioning the contents of such instruments, including without limitation on the basis that the Director or Officer whose Expenses are to be paid or reimbursed is not acting in good faith or that he or she has engaged in conduct that constitutes a Breach of Duty. If the Director or Officer must repay any previously advanced Expenses pursuant to this Section 8.06, then such Director or Officer shall not be required to pay interest on such amounts or to otherwise compensate the Corporation on account of the repayment.

8.07 Witness Expenses. The Corporation shall pay all reasonable Expenses of a Director or Officer that are incurred by or on behalf of the Director or Officer during the Witness Period in connection with the Proceeding to which the Witness Period relates. Without limiting the scope of such Expenses, they shall include Expenses in preparing to testify regardless of whether any testimony actually occurs. A Director or Officer who is entitled to have the Corporation pay Expenses under the first sentence of this Section 8.07 shall make a written request therefor to the Corporation. The Corporation shall make such payment within 10 days after the receipt by the Corporation of a request by a Director or Officer (or if so requested in writing by the Director or Officer, the Corporation shall within such 10-day period reimburse the Director or Officer for a payment of Expenses made by him or her). For the avoidance of doubt, a Director or Officer shall not be obligated to repay any such Expenses in the circumstances in which Section 8.06 would require repayment.

8.08 Nonexclusivity.

(a) Sections 8.01, 8.06 and 8.07 do not preclude any additional right to indemnification or advancement of Expenses that a Director or Officer may have, including without limitation under any of the following:

(i)	The Articles of Incorporation.

(ii)	A written agreement between the Director or Officer and the Corporation.

(iii)	A resolution of the Board of Directors.

(iv)	A resolution adopted by the requisite vote of the Corporation’s voting shares.

(v)	The Statute.

Nothing contained in this Article VIII shall be deemed to limit the Corporation’s obligations to indemnify against Liabilities or advance Expenses to a Director, Officer or employee under the Statute. Nothing contained in this Article VIII shall affect the Corporation’s power to pay or reimburse Expenses incurred by a Director or Officer as a witness in a Proceeding to which he or she is not a Party.

8.09 Court-Ordered Indemnification.

(a) Except as provided otherwise by written agreement between the Director or Officer and the Corporation, a Director or Officer who is a Party to a Proceeding may apply for indemnification to the court conducting the Proceeding or to another court of competent jurisdiction. Application shall be made for an initial determination by the court under Section 8.05(a)(5) or for review by the court of an adverse determination under Section 8.05(a) (1), (2), (3), (4) or (6). After receipt of an application, the court shall give any notice it considers necessary.

(b) The court shall order indemnification if it determines any of the following:

(i)	That the Director or Officer is entitled to indemnification under Sections 8.01 or 8.02.

(ii)	That the Director or Officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, regardless of whether indemnification is required under Section 8.02.

(c) If the court determines under (b) that the Director or Officer is entitled to indemnification, then the Corporation shall pay the Director’s or Officer’s Expenses incurred to obtain the court-ordered indemnification.

8.10 Indemnification and Allowance of Expenses of Certain Others.

(a) The Corporation shall indemnify an employee of the Corporation who is not a Director or Officer, to the extent that he or she has been successful on the merits or otherwise in defense of a Proceeding, for all reasonable Expenses incurred in the Proceeding if the employee was a Party because he or she was an employee of the Corporation. In addition, the Corporation may indemnify and allow reasonable Expenses of an employee or agent who is not a Director or Officer to the extent provided by the Articles of Incorporation or these Bylaws, by general or specific action of the Board of Directors or by contract.

(b) The Board may, in its sole and absolute discretion as it deems appropriate, pursuant to a majority vote thereof, indemnify a director or officer of an Affiliate (who is not otherwise serving as a Director or Officer) against all Liabilities, and may advance the reasonable Expenses, incurred by such director or officer in a Proceeding to the same extent hereunder as if such director or officer incurred such Liabilities because he or she was a Director or Officer, if such director or officer is a Party thereto because he or she is or was a director or officer of the Affiliate.

8.11 Right of Officer or Director to Bring Suit. If a claim for indemnification or advancement of Expenses is not paid in full by the Corporation or on its behalf within the timeframes specified in Section 8.03, 8.05, 8.06 or 8.07, as applicable, then a Director of Officer may at any time thereafter bring a Proceeding against the Corporation in a court of competent jurisdiction to recover the unpaid amount of the claim. The foregoing right shall be in addition to, and not in lieu of, any rights a Director or Officer may have pursuant to Section 8.05 or Section 180.0854 of the Statute.

8.12 Insurance. The Corporation may purchase and maintain insurance on behalf of an individual who is or was an employee, agent, Director or Officer of the Corporation against Liability asserted against or incurred by the individual in his or her capacity as an employee, agent, Director or Officer, regardless of whether the Corporation is required or authorized to indemnify or advance Expenses to the individual against the same Liability under this Article VIII.

8.13 Securities Law Claims.

(a) Pursuant to the public policy of the State of Wisconsin, the Corporation shall provide indemnification and allowance of Expenses and may insure for any Liability incurred in connection with a Proceeding involving securities regulation described under (b) to the extent required or permitted under Sections 8.01 to 8.12.

(b) Sections 8.01 to 8.12 apply, to the extent applicable to any other Proceeding, to any Proceeding involving a federal or state statute, rule or regulation regulating the offer, sale or purchase of securities, securities brokers or dealers, or investment companies or investment advisers.

8.14 Liberal Construction; Severability.

(a) In order for the Corporation to obtain and retain qualified directors, officers and employees, the foregoing provisions shall be liberally administered in order to afford maximum indemnification of, and advancement of Expenses to, Directors, Officers and, where Section 8.10 of these Bylaws applies, employees. The indemnification and advancement above provided for shall be granted in all applicable cases unless to do so would clearly contravene law, controlling precedent or public policy.

(b) If any court of competent jurisdiction shall deem any provision of this Article VIII invalid or inoperative in whole or as applied to any specific circumstances, or if a court of competent jurisdiction determines that any of the provisions of this Article VIII contravene public policy in whole or as applied to any specific circumstances, then this Article VIII shall be construed so that the remaining provisions shall not be affected, but shall remain in full force and effect, and any such provisions which are invalid or inoperative or which contravene public policy, in each case as so determined, shall be deemed, without further action or deed by or on behalf of the Corporation, to be modified, amended and/or limited, but only to the extent necessary to render the same valid and enforceable; it being understood that it is the Corporation’s intention to provide the Directors and Officers with the broadest possible protection against personal liability allowable under the Statute. Without limiting the scope of the preceding provisions of this Section 8.14(b), if Section 8.07 as applied to a specific circumstance is deemed invalid, inoperative or contrary to public policy, then Section 8.06 shall apply as if the definition of the term “Party” includes any Director or Officer who, because he or she is a Director or Officer, was or is a witness in a Proceeding at a time when he or she was not a named defendant or respondent or threatened to be made a named defendant or respondent in such Proceeding.

8.15 Definitions Applicable to this Article. For purposes of this Article VIII:

(a) “Affiliate” shall include, without limitation, any corporation, partnership, joint venture, employee benefit plan, trust or other enterprise that directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Corporation.

(b) “Authority” shall mean the person that determines the rights of a Director or Officer pursuant to Section 8.05.

(c) “Board” shall mean the entire then elected and serving Board of Directors of the Corporation, including all members thereof who are Parties to the subject Proceeding or any related Proceeding.

(d) “Breach of Duty” shall mean the Director or Officer breached or failed to perform his or her duties to the Corporation and his or her breach of or failure to perform those duties is determined, in accordance with this Article VIII, to constitute conduct under Section 180.0851(2)(a) l, 2, 3 or 4 of the Statute.

(e) “Corporation” means this corporation, any domestic or foreign predecessor of this corporation where the predecessor corporation’s existence ceased upon the consummation of a merger or other transaction and any successor corporation or entity to this corporation by way of merger, consolidation or acquisition of all or substantially all of the capital stock or assets of this corporation.

(f) “Director or Officer” means any of the following:

(i)	An individual who is or was a director or officer of this Corporation.

(ii)	An individual who, while a director or officer of this Corporation, is or was serving at the Corporation’s request as a director, officer, partner, trustee, member of any governing or decision-making committee, manager, employee or agent of another corporation or foreign corporation, limited liability company, partnership, joint venture, trust or other enterprise.

(iii)	An individual who, while a director or officer of this Corporation, is or was serving an employee benefit plan because his or her duties to the Corporation also impose duties on, or otherwise involve services by, the person to the plan or to participants in or beneficiaries of the plan.

(iv)	Unless the context requires otherwise, the estate or personal representative of a Director or Officer.

For purposes of this Article, it shall be conclusively presumed that any Director or Officer serving as a director, officer, partner, member, trustee, member of any governing or decision-making committee, manager, employee or agent of an affiliate shall be so serving at the request of the Corporation.

(g) “Disinterested Quorum” shall mean (i) a quorum of the Board consisting of directors who are not Parties to the subject Proceeding or any related Proceeding or (ii) if the quorum described in clause (i) cannot be obtained, a committee duly appointed by the Board and consisting solely of two or more directors who are not Parties to the subject Proceeding or any related Proceeding, provided that directors who are Parties to the subject Proceeding or a related Proceeding may participate in the designation of members of the committee.

(h) “Expenses” include fees, costs, charges, disbursements, attorney fees and other expenses incurred in connection with a Proceeding.

(i) “Liability” includes the obligation to pay a judgment, settlement, penalty, assessment, forfeiture or fine, including an excise tax assessed with respect to an employee benefit plan, and reasonable expenses.

(j) “Party” includes an individual who was or is, or who is threatened to be made, a named defendant or respondent in a Proceeding.

(k) “Proceeding” means any threatened, pending or completed civil, criminal, administrative or investigative action, suit, arbitration or other proceeding, whether formal or informal, which involves foreign, federal, state or local law and which is brought by or in the right of the corporation or by any other person; provided, that, in accordance with Section 180.0859 of the Statute and for purposes of this Article VIII, the term “Proceeding” shall also include all Proceedings (i) brought before an Authority or otherwise to enforce rights hereunder, including a Proceeding brought by a Director or Officer and a Proceeding brought by the Corporation to recover an advancement of Expenses under an agreement provided pursuant to Section 8.06(b); (ii) involving any appeal from a Proceeding; and (iii) in which the Director or Officer is a plaintiff or petitioner because he or she is a Director or Officer; provided, however, that any such Proceeding under this clause (iii) must be authorized by a majority vote of a

Disinterested Quorum. For the avoidance of doubt, “Proceeding” shall include all Proceedings brought under (in whole or in part) the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, their respective state counterparts, and/or any rule or regulation promulgated under any of the foregoing.

(l) “Statute” shall mean Sections 180.0850 through 180.0859, inclusive, of the Wisconsin Business Corporation Law, Chapter 180 of the Wisconsin Statutes, as the same shall then be in effect, including any amendments thereto, but, in the case of any such amendment, only to the extent such amendment permits or requires the Corporation to provide broader indemnification rights than the Statute permitted or required the Corporation to provide prior to such amendment.

(m) “Witness Period” means the period beginning at the time at which a Director or Officer reasonably expects to be a witness in a Proceeding because he or she is a Director or Officer and continuing until the earlier of (i) the time, if ever, at which such Director or Officer becomes a Party to such Proceeding or (ii) the time, if ever, at which such Director or Officer should no longer reasonably expect to be a witness in such Proceeding.

8.16 Rules of Construction. For purposes of this Article VIII:

(a) The phrase “because he or she is a Director or Officer” shall include circumstances in which the Director or Officer is a Party (or, during the Witness Period, may be a witness) on account of his or her conduct (or status) as a Director or Officer, employee of the Corporation or employee of a subsidiary of the Corporation.

(b) When a Proceeding is a foreign, federal, state or local government proceeding threatened by an agency, instrumentality or other person on behalf of such government to enforce laws or regulations within its enforcement jurisdiction or to investigate whether such laws or regulations were violated (collectively, a “government initiator”), a Director or Officer shall not be deemed to be threatened to be made a named defendant or respondent in such Proceeding until the time, if ever, at which such Director or Officer (directly or though his or her counsel) is notified in writing by a representative of the government initiator that such Director or Officer is the target of the government initiator’s investigation or that the government initiator intends to make such Director or Officer a named defendant or respondent in such proceeding, or the government initiator provides similar formal notification that the Director or Officer may be made a named defendant or respondent in such proceeding. It is understood that if, prior to the commencement of such proceeding, there is no such formal notification, then such notification shall be deemed to have occurred at the time at which the proceeding is commenced.

(c) If a Proceeding is only an investigative proceeding by a government initiator (as such term is defined in subsection (b)), then no Director or Officer shall be deemed to be a Party thereto even if the authorization to conduct the investigation names the Director or Officer by position or otherwise.

(d) The phrase “Disinterested Quorum cannot be obtained” shall mean that (i) on the day an indemnification request is received by the Company pursuant to Section 8.03(a), a Disinterested Quorum is not possible because there are not at least two directors who are not Parties to the subject Proceeding or any related Proceeding on such day, or (ii) within the 30-day period specified in Section 8.03(a), a Disinterested Quorum does not determine whether the Director or Officer requesting indemnification engaged in conduct constituting a Breach of Duty.

8.17 Contractual Nature of Article VIII; Repeal or Limitation of Rights. This Article VIII shall be deemed to be a contract between the Corporation and each Director and Officer of the Corporation, and any repeal or other limitation of this Article VIII or any repeal or limitation of the Statute or any other applicable law shall not limit any rights of indemnification as they existed under this Article VIII prior to such repeal or other limitations against Liabilities or advancement of Expenses then existing or arising out of events, acts or omissions occurring prior to such repeal or limitation, including, without limitation, the right to indemnification against Liabilities or advancement of Expenses for Proceedings commenced after such repeal or limitation to enforce this Article VIII with regard to acts, omissions or events arising prior to such repeal or limitation.